Exhibit (d)(4)

RESTRICTIVE COVENANT AGREEMENT

This RESTRICTIVE COVENANT AGREEMENT (this “Agreement”) is entered into, on August 27, 2017 (the “Effective Date”), by and between MaxPoint Interactive, Inc. (the “Company”), Harland Clarke Holdings Corp. (“Parent”), Mercury Merger Sub, Inc. (“Purchaser”) and Gretchen Joyce (“Executive” and, together with the Company, Parent and Purchaser, the “Parties”).  Any capitalized term used in this Agreement, but not defined, shall have the same meaning as ascribed to such term in the Agreement and Plan of Merger, dated as of the Effective Date, by and between Parent, Purchaser and the Company (the “Merger Agreement”).

W I T N E S S E T H

WHEREAS, Executive is a current employee of the Company and an owner of a substantial equity interest in the Company;

WHEREAS, coterminous with Executive entering into this Agreement, Parent, Purchaser and the Company have entered into the Merger Agreement;

WHEREAS, Executive’s execution and delivery of this Agreement is a condition precedent to the Parent’s and Purchaser’s execution and delivery of the Merger Agreement, and Parent and Purchaser are relying on Executive’s compliance with this Agreement in executing and delivering the Merger Agreement;

WHEREAS, Executive will have an opportunity to receive accelerated vesting of certain equity interests in the Company upon the closing of the transactions contemplated in the Merger Agreement because of Executive’s willingness to enter into this Agreement;

WHEREAS, coterminous with Executive entering into this Agreement, the Company, Parent and Purchaser have provided Executive with “Confidential Information” (as defined below) regarding the Company, Parent and Purchaser, and, by virtue of Executive’s continuing employment with the Company, Executive will continue to receive Confidential Information;

WHEREAS, upon the closing of the transactions contemplated in the Merger Agreement, and because of Executive’s willingness to enter into this Agreement, Executive will be selling all of Executive’s current interests in the Company, including goodwill of the Company, for substantial consideration, and Executive will have the opportunity to materially benefit from the Parent’s ownership of the Company following such closing; and

WHEREAS, Executive’s obligations under this Agreement are an essential part of protecting the goodwill of the Company and the Confidential Information, and Executive acknowledges and agrees that the covenants set forth in this Agreement are valid, reasonable in scope, time and geography, and legal and enforceable.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follow:

1.          Acknowledgements.  Executive acknowledges and agrees that:  (a) the Company is engaged in the business of providing a data management platform that fuels digital advertising and in-store campaign solutions for advertising clients, including but not limited to (i) providing marketing technology that generates hyperlocal intelligence to optimize brand and retail performance; (ii) providing a platform for brands to connect the digital world with the physical world through hyperlocal execution, measurement, and consumer insights; and (iii) utilizing proprietary Digital Zip® technology and the MaxPoint Intelligence Platform™ to predict the most likely buyers of a specific product at a particular retail location and then to execute cross-channel digital marketing programs to reach these buyers (together with any other business in which the Company engages or takes substantial preparatory steps to engage during Executive’s employment with the Company, collectively, the “Business”); (b) the Business is intensely competitive and Executive’s employment by the Company has required, and will continue to require, that Executive have access to, and knowledge of, Confidential Information; (c) the disclosure of any Confidential Information could place the Company at a serious competitive disadvantage and could do serious damage, financial and otherwise, to the business of the Company, Parent and/or Purchaser; (d) Executive has been given access to, and developed relationships with, customers of the Company at the time and expense of the Company; (e) by Executive’s training, experience and expertise, Executive’s services to the Company are, and will continue to be, extraordinary, special and unique; (f) Executive is a member of the executive and management team of the Company and, by virtue of Executive’s position, has been and will continue to be exposed to the most sensitive Confidential Information and the most significant customer contacts; (g) if Executive were to become employed or engaged by, or join, form or become associated with, a competitor of the Company, Executive would be required to inevitably use or disclose Confidential Information; (h) Executive has received and will continue to receive specialized training from the Company; and (i) Executive has generated and will continue to generate goodwill for the Company in the course of Executive’s employment.

2.          Noncompetition.  From the Effective Date through Executive’s employment with the Company and for a period of one (1) year after the termination of such employment by the Company or Executive for any reason or no reason (collectively, the “Restricted Period”), Executive shall not, and shall cause Executive’s Affiliates not to, directly or indirectly, own any interest in, manage, operate, control, be employed or engaged by (whether or not for compensation), lend money or capital to, invest capital in, render services to, lend Executive’s name to, be associated or affiliated in any way with, be connected in any way with, or take any preparatory steps to engage in any of the foregoing with, any Person who or which is engaging or preparing to engage in the Business anywhere in the United States or United Kingdom or any state or country in which the Company operates its Business, or has plans to operate its Business, as of Executive’s last day of employment with the Company; provided, however, that Executive shall be permitted to (i) own a passive interest of up to five percent (5%) of any class of securities of any corporation in competition with the Company that is traded on a national securities exchange; (ii) perform speaking engagements, provided that such speaking engagements are not detrimental to, or reasonably likely to be detrimental to, the Company or its Affiliates, and receive honoraria in connection with such engagements; (iii) be employed, following the termination of Executive’s employment by the Company or the Executive for any reason or no reason, by any government agency, college, university or other non-profit research organization, provided that such work is not detrimental to, reasonably likely to be detrimental to, or competitive with, the Company or its Affiliates; (iv) own a passive equity interest in a private debt or equity investment fund in which Executive does not have the ability to control or exercise any managerial influence over such fund; or (v) any activity consented to in advance in writing by Parent.

3.          Nonsolicitation and Noninterference with Business Relationships.  During the Restricted Period, Executive shall not, and shall cause Executive’s Affiliates not to, except in the furtherance of Executive’s duties with the Company, directly or indirectly:  (a) call on for Business purposes or solicit for Business purposes any customer or prospective customer, whom or which Executive knows to be a customer or prospective customer (each a “Relationship Party”); (b) provide Business services to any Relationship Party; (c) induce or influence or attempt to induce or influence any Relationship Party to cease doing, or decrease his, her or its business with the Company or change the terms and conditions of such relationship, and/or (d) in any other way interfere with the relationship between the Company and any Relationship Party, including by making any negative statements or communications about the Company or its employees, agents, products or services, except as required by law.

4.          Nonsolicitation and Noninterference with Service Provider Relationships.  During the Restricted Period, Executive shall not, and shall cause Executive’s Affiliates not to, directly or indirectly: (a) solicit, aid or assist, or induce, or attempt to solicit, aid or assist or induce, any employee or consultant of the Company or any of its Affiliates or any employee or consultant who has left the employment or retention of the Company, Parent or any of their Affiliates for less than twelve (12) months (each a “Covered Person”) to leave such employment or retention or to accept employment with or render services to or with any other Person unaffiliated with the Company; (b) hire or retain any Covered Person; (c) take any action to materially assist or aid any other Person in identifying, hiring or soliciting any Covered Person; (d) induce or influence or attempt to induce or influence any Covered Person to cease doing, or decrease his, her or its business with the Company or any of its Affiliates or change the terms and conditions of such relationship; and/or (e) in any other way interfere with the relationship between the Company or any of its Affiliates and any Covered Person, including by making any negative statements or communications about the Company or its employees, agents, products or services.

5.          Nondisparagement.  From the Effective Date through Executive’s termination of employment with the Company and at all times thereafter, (a) Executive shall not, and shall cause Executive’s Affiliates not to, directly or indirectly, make any negative comments or otherwise defame or disparage the Company, Parent or any of their Affiliates or any of their officers, directors, managers, employees, consultants, equityholders, agents, products or services, except as required by law; and (b) the Company and Parent will instruct their board members and senior executives not to make any negative comments or otherwise defame or disparage Executive to any third parties, except as required by law.

6.          Confidential Information.

(a)          Executive acknowledges and agrees that, by virtue of Executive’s position with the Company and the nature of the Company’s Business, Executive has had, and will continue to have access to, and knowledge of, “Confidential Information” (as defined below), which is of vital importance to the success of the Company.  Executive acknowledges and agrees that the Company is in a highly competitive business and that Executive will have a competitive advantage in the marketplace by virtue of the Company providing any Confidential Information to Executive, and that the disclosure of any Confidential Information to a third party could place the Company at a serious competitive disadvantage and cause serious irreparable harm and damage, financial or otherwise, to the Company.

(b)          As between Executive and the Company, all Confidential Information and any other rights in and to the Confidential Information are the property of the Company.  Except as set forth below, Executive will treat as strictly confidential and will not directly or indirectly use, rely on, communicate, divulge, disclose, furnish or make available, any Confidential Information of which Executive is or becomes aware, whether or not such Confidential Information is developed by Executive:  (i) to anyone outside the Company except solely to the extent required in the performance of authorized duties for the Company, or (ii) within the Company, except to those having the authority and a need to know the Confidential Information in connection with the performance of authorized duties for the Company.  Executive will not access or use any Confidential Information, or copy or distribute any documents, records, files, excerpts, summaries, or other resources containing any Confidential Information, or remove any such documents, records, files, excerpts, summaries, or other resources from the premises or control of the Company, except solely to the extent required in the performance of authorized duties for the Company.  Executive further agrees that Executive shall use Executive’s best efforts and shall take all necessary steps to safeguard the Confidential Information and protect it against disclosure, misuse, espionage, loss, and theft.

(c)          In the event that the Company enters into confidentiality agreements with third parties that contain provisions different from those set forth in this Agreement, Executive hereby agrees to comply with any such different provisions of which Executive is notified by a member of the Company or of which Executive is otherwise aware, or reasonably expected to be aware.

(d)          “Confidential Information” shall include, but is not limited to, (i) any information that is confidential or proprietary, technical or non-technical information of the Company, Parent or any of their Affiliates, including Company Information and (ii) any confidential or proprietary information of third parties (“Third-Party Confidential Matters”) that the Company has received, or will in the future receive, that the Company, Parent or any of their Affiliates are obligated to keep confidential, in each case whether or not specifically labeled or identified as confidential and whether or not qualifying as a trade secret. The term Confidential Information does not include information that is or becomes generally available to the public other than as a result of any disclosure by Executive or someone else under a nondisclosure obligation, although Executive agrees that matters specifically disclosed to Executive by the Company will not be deemed to be within this exception merely because they are embraced by general disclosures available to the public, and any combination of features disclosed to Executive by the Company will not be deemed to be within this exception merely because individual features are available to the public.

(e)          “Company Information” shall include, but is not limited to, any and all information, documents, methods or techniques concerning:  (i) trade secrets, know-how, techniques, algorithms, processes, formulae, methods, systems, designs, data and data files, computer process systems, computer software and databases, innovations, inventions, discoveries, improvements, development or experimental work, work in progress, research or development and test results, specifications, proposed and future products, and formats; (ii) marketing plans, business plans, operational methods, strategies, forecasts, payroll and financial information, budgets, profit margins, pricing methods or prices considered or actually charged, projections and price lists; (iii) any prior and current non-public information regarding Company portfolio companies or business relationships; (iv) the names of any of the Company’s, Parent’s or any of their Affiliates’ vendors, suppliers, licensors, licensees or strategic partners; (v) the names and personal information (including, without limitation, social security numbers, bank account information, addresses, contact details, performance reviews, and tax matters) of any of the Company’s, Parent’s or any of their Affiliates’ employees, partners, or other personnel, and the related costs of compensation or benefits; and/or (vi) any other non-public information relating to the Company’s, the Parent’s or any of their Affiliates’ business operations or affairs of any kind, nature or description.

(f)          “Intellectual Property” means all intellectual and industrial property (in any form or medium), together with all rights therein, in all jurisdictions throughout the world, including all of the following:  (i) utility and design patents, patent applications and patent disclosures and registrations and applications for registration of industrial design rights;  (ii) trade secrets (including all Company Information that is not generally known to the public), inventions, industrial designs, modifications, and improvements; (iii) trademarks, service marks, trade dress, trade names, corporate names, logos and slogans (and all translations, adaptations, derivations and combinations of the foregoing), other indicia of source or origin, and Internet domain names, together with all goodwill associated with any of the foregoing; (iv) all usernames, keywords, tags, and other social media identifiers, along with all administrator rights (including login information and passwords), to all third-party social media sites, including websites (including LinkedIn, Facebook, Instagram, Snapchat, Twitter, Tumblr, and Pinterest), channels (including YouTube), pages, groups, blogs, and lists, and all follower, subscriber, and contact lists, as well as all content uploaded or posted to such sites, together with all goodwill associated with any of the foregoing; (v) computer software, including source code, executable code, Firmware, systems, tools, data, databases, and other collections of data, and all information and documentation related to any of the foregoing; (vi) other works of authorship, copyrights, and copyrightable works, including derivative works and mask works; and (vii) registrations, renewals, and applications for registration or renewal of any of the foregoing (i) through (vi).

7.          Affirmation of PIAA.  Reference is made to that certain Proprietary Information and Assignment Agreement (the “PIAA”) between the Company and the Executive, which is attached hereto as Exhibit A.  By signing this Agreement, Executive hereby (i) affirms all commitments previously set forth in the PIAA, (ii) re-asserts that all information previously provided by Executive within the PIAA, if any, remains accurate and complete, and (iii) explicitly agrees and acknowledges that the PIAA shall be incorporated as a material portion of this Agreement.

8.          Maintenance of Records.  Executive agrees to keep and maintain accurate, complete and current written records of all Works (as defined in the PIAA) made by Executive (solely or jointly with others) during the term of Executive’s relationship with the Company.  The records will be in the form of notes, sketches, drawings, and any other format that may be specified by the Company.  The records will be available to and remain the sole property of the Company at all times. All software, files, e-mail messages, voice mail messages, computer networks and communications systems made available to Executive are monitored and as such Executive should have no expectation of privacy when using these resources. All electronic communications and other records will be retained in accordance with the Company’s Record Retention Policy and “Schedule of Required Books and Records,” contained within the Company’s Compliance Manual.

9.          Cooperation in Perfecting and Enforcing Rights.

(a)          Executive agrees to perform, during Executive’s relationship with the Company and all times thereafter, all acts that the Company deems necessary or desirable to permit and assist the Company, at its expense, in obtaining, securing, asserting, defending and enforcing the full benefits, enjoyment, rights and title throughout the world in the Works and all Intellectual Property rights therein as provided to the Company under this Agreement, including without limitation the disclosure to the Company of all pertinent information and data with respect thereto, the timely execution of all applications, specifications, oaths, assignments and all other instruments that the Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company, its successors, assigns, and nominees the sole and exclusive rights, title and interest in and to such Works, and any Intellectual Property rights relating thereto.

(b)          If the Company is unable for any reason to secure Executive signature to any document required to file, prosecute, register or memorialize the assignment of any rights or application or to enforce any right under any Works as provided under this Agreement, Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive agents and attorneys-in-fact to act for and on Executive’s behalf and instead of Executive to take all lawfully permitted acts to further the filing, prosecution, registration, memorialization of assignment, issuance, and enforcement of rights under the Works, all with the same legal force and effect as if executed by Executive.  The foregoing is deemed a power coupled with an interest and is irrevocable.  Executive agrees that the obligations and undertakings stated herein shall be without further compensation except as provided herein, and shall continue beyond the termination of Executive relationship with the Company.

(c)          If Executive is called upon to render such assistance after the termination of Executive’s relationship with the Company, then Executive shall be entitled to a fair and reasonable amount of compensation and reimbursement of any reasonable expenses incurred at the request of the Company.

10.          Return of the Company Property.  On or prior to Executive’s last day of employment with the Company, or on an earlier date at the request of the Company, Executive will return to the Company the following:  (a) all books, records, data, notes, reports, proposals, correspondence, blueprints, sketches, documents, lists and other written, typed, printed or recorded materials (in any medium), whether furnished by the Company, Parent or Purchaser or prepared by Executive, which contain any information relating to the Company, Parent or Purchaser; (b) all physical property of the Company, including, but not limited to, devices, credit cards, cardkey passes, door and file keys, computer access codes, flash drives or disks and instructional manuals, and any computer, tablet or mobile phone; and (c) any Confidential Information in Executive’s possession, custody or control (collectively, the “Company Property”), except that Executive may keep his or her personal copies of (i) his or her compensation records, and (ii) materials distributed to stockholders generally.  At the request of the Company, Executive shall certify to the Company that Executive has used reasonable best efforts not to retain originals or copies of Company Property.  If Executive later discovers any Company Property, Executive shall immediately return it to the Company

11.          Limitations on Confidentiality; Defend Trade Secrets Act.  Nothing in this Agreement prohibits Executive or Executive’s attorney from reporting possible violations of United States federal law or regulation to any governmental agency or entity, including but not limited to, the United States Department of Justice, the United States Securities and Exchange Commission, the United States Congress, and any Inspector General of any United States federal agency, or making other disclosures that are protected under the whistleblower provisions of United States federal, state or local law or regulation; provided, that Executive use Executive’s reasonable best efforts to (a) disclose only information that is reasonably related to such possible violations or that is requested by such agency or entity, and (b) request that such agency or entity treat such information as confidential.  Executive does not need prior authorization from the Company, Parent or Purchaser to make any such reports or disclosures and Executive is not required to notify the Company, Parent or Purchaser that Executive is making or has made such reports or disclosures.  This Agreement does not limit Executive’s right to receive an award for information provided to any governmental agency or entity.  Pursuant to 18 U.S.C. § 1833(b), Executive will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret of the Company, Parent or Purchaser that (x) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to Executive’s attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (y) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding.  If Executive files a lawsuit for retaliation by the Company, Parent or Purchaser for reporting a suspected violation of law, Executive may disclose the trade secret to Executive’s attorney and use the trade secret information in the court proceeding, if Executive files any document containing the trade secret under seal, and do not disclose the trade secret, except pursuant to court order.  Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such section.

12.          Cooperation; No Cooperation with Non-Governmental Third Parties.  During Executive’s relationship with the Company and at all times thereafter, upon reasonable notice from the Company, Executive will use reasonable efforts to cooperate with the Company, Parent and/or Purchaser in the defense of any claims or actions that may be made by or against the Company, Parent and/or Purchaser that relate to Executive’s actual or prior areas of responsibility or about which Executive has knowledge, except if Executive’s reasonable interests are adverse to the Company in such claim or action.  During any period of time in which Executive is not receiving severance from the Company, Executive shall be paid $134.19 per hour for such services and reimbursement of any reasonable expenses pre-approved by the Company related to providing such services; provided, however, that Executive shall not be paid for preparing to or actually testifying.  During Executive’s relationship with the Company and at all times thereafter, Executive shall not counsel or assist any non-governmental attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints on behalf of any private third party adverse to the Company, Parent and/or Purchaser, unless under a subpoena or other court order to do so.

13.          Consent to Notification.  Executive hereby grants consent to the Company, Parent and/or Purchaser to notify any new employer, any third party engaging Executive’s services, or any entity to which Executive becomes a partner about Executive’s rights and obligations under this Agreement.

14.          Injunctive Relief.  Executive acknowledges and agrees that the Company, Parent and Purchaser entered into the Purchase Agreement in reliance on the provisions of this Agreement and the enforcement of this Agreement is necessary to ensure the preservation, protection and continuity of the goodwill of the Company’s Business and the Confidential Information.  Executive agrees that, due to the nature of the Business of the Company, the restrictions set forth in this Agreement are reasonable as to time, geography and scope.  Executive agrees that the Company, Parent and/or Purchaser would suffer irreparable harm and continuing damage for which money damages would be insufficient if Executive were to breach, or threaten to breach, this Agreement.  Executive furthermore agrees that the Company, Parent and/or Purchaser would by reason of such breach, or threatened breach, be entitled to injunctive, a decree for specific performance, other equitable relief in aid of arbitration in a court of appropriate jurisdiction, and all other relief as may be proper (including money damages if appropriate), to the extent permitted by law, without the need to post any bond.  Executive further consents and stipulates to the entry of such injunctive relief in such a court prohibiting Executive from breaching the terms of this Agreement.  This section shall not, however, diminish the right of the Company, Parent or Purchaser to claim and recover damages and other appropriate relief in addition to injunctive relief.  Notwithstanding anything to the contrary contained herein, in the event of a breach of any covenant by Executive, the duration of any restriction breached shall be extended for a period equal to any time period that Executive was in violation of such covenant.

15.          Severability; Blue-Penciling.  In the event that any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.  Moreover, if any one or more of the provisions contained in this Agreement shall be held to be excessively broad as to duration, activity or subject, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent allowed by applicable law.  Furthermore, a determination in any jurisdiction that this Agreement, in whole or in part, is invalid, illegal or unenforceable shall not in any way affect or impair the validity, legality or enforceability of this Agreement in any other jurisdiction.

16.          Further Representations and Covenants. In signing this Agreement, Executive gives the Company, Parent and Purchaser assurance that Executive has carefully read and considered all of the terms and conditions of this Agreement.  Executive agrees that these restraints are necessary for the reasonable and proper protection of the Company and its Confidential Information and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area, and that these restraints, individually or in the aggregate, will not prevent Executive from obtaining other suitable employment during the period in which Executive is bound by the restraints.  Executive agrees that, before providing services to any entity during the period of time that Executive is subject to the constraints in this Agreement, Executive will provide a copy of this Agreement to such entity, and Executive shall ensure that such entity has read this Agreement.  Executive acknowledges that each of these covenants has a unique, very substantial and immeasurable value to the Company, Parent and Purchaser, and that Executive has sufficient assets and skills to provide a livelihood while such covenants remain in force.  Executive further covenants that Executive will not challenge the reasonableness or facial enforceability of any of the covenants set forth in this Agreement, and that Executive will reimburse the Company, Parent and Purchaser for all costs (including, without limitation, reasonable attorneys’ fees) incurred if Executive challenges the reasonableness or facial enforceability of any of the covenants set forth in Sections 2-4 of this Agreement.  It is also agreed that each of the Company, Parent and Purchaser will have the right to enforce all of Executive’s obligations under this Agreement.

17.          Jurisdiction and Venue; No Jury Trial. In any action brought by the Company, Parent or Purchaser under this Agreement, Executive consents to exclusive jurisdiction and venue in, at the election of the Company, (a) the State of Delaware, Delaware Court of Chancery, or if no such state court has proper jurisdiction, then the Federal courts located in the State of Delaware; and/or (b) in the federal and state courts of any state and county in which the Company contends that Executive has breached this Agreement.  In any action brought by Executive under this Agreement, the Company, Parent and Purchaser consent to the exclusive jurisdiction and venue in the federal and state courts of the State of Delaware, Delaware Court of Chancery, or if no such state court has proper jurisdiction, then the Federal courts located in the State of Delaware.  AS A SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT, EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.

18.          Assignment. This Agreement shall be binding upon and inure to the benefit of the Company, the Parent and any successor organization that shall succeed to the Company or the Parent by merger, consolidation or operation of law, or by acquisition of assets of the Company or the Parent.  Executive may not assign this Agreement.

19.          No Oral Modifications.  This Agreement may not be changed or modified except by an agreement in writing and signed by the Parties.

20.          Headings. The headings to each section of this Agreement are provided for convenience of reference only and shall have no legal effect in the interpretation of the terms hereof.

21.          Counterparts. This Agreement may be executed simultaneously in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which shall be an original and all of which together shall constitute one and the same agreement binding on all the Parties.  A faxed or PDF signature shall operate the same as an original signature and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

22.          Governing Law.  This Agreement shall be construed under and governed by the internal laws of the State of Delaware, without regard to the application of any choice-of-law rules that would result in the application of another state’s laws.

23.          Entire Agreement.  This Agreement sets forth the entire agreement between the Parties with respect to its subject matter, and merges and supersedes all prior discussions, negotiations, representations, proposals, agreements and understandings of every kind and nature between the Parties regarding this subject matter.  None of the Parties have relied upon any statements or representations regarding the basis or effect of this Agreement, except as explicitly provided in this Agreement.

24.          Effect of Termination of Merger Agreement.  In the event that the closing of the transactions contemplated in the Merger Agreement do not occur, this Agreement shall expire and be of no further force or effect from and after the date upon which the Merger Agreement is terminated pursuant to its terms.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

EXECUTIVE

/s/ Gretchen Joyce
(Signature)

Print Name:	Gretchen Joyce

MAXPOINT INTERACTIVE, INC.

By:	/s/ Thomas William Alvey, III
Thomas William Alvey, III
General Counsel

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Victor K. Nichols
Victor K. Nichols
President and Chief Executive Officer

MERCURY MERGER SUB, INC.

By:	/s/ Victor K. Nichols
Victor K. Nichols
President and Chief Executive Officer